                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D/A


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 1)*

                              IPC HOLDINGS, LTD.
- --------------------------------------------------------------------------------
                               (Name of Issuer)

                       Common Stock, without par value
- --------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                 G4933P 10 l
- --------------------------------------------------------------------------------
                                (CUSIP Number)

                      AMERICAN INTERNATIONAL GROUP, INC.
                                70 PINE STREET
                           New York, New York 10270
                     Attn: General Counsel (212) 770-5457
- --------------------------------------------------------------------------------
         (Name, Address and Telephone Number of Person Authorized to
                     Receive Notices and Communications)


                                March 7, 1996
- --------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                       (Continued on following page(s))

                                 PAGE 1 OF 12

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                                  SCHEDULE 13D

CUSIP NO. G4933P 10 1                                        PAGE 2 OF 12 PAGES

- --------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    AMERICAN INTERNATIONAL GROUP, INC.
    IRS I.D. NO.: 13-2592361

- --------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /
- --------------------------------------------------------------------------------
3   SEC USE ONLY


- --------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    WC
- --------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(D) OR 2(E)                                                    / /

- --------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware, U.S.A.

- --------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           6,100,000 shares
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    6,100,000 shares
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER


- --------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     6,100,000 shares
- --------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         / /

- --------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     24.4%
- --------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     HC, CO
- --------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

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ITEM 1.  SECURITY AND ISSUER.

        This statement relates to the common shares, without par value ("Common Shares"), of IPC Holdings, Ltd., a Bermuda corporation ("Company"). The principal executive offices of the Company are located at American International Building, 29 Richmond Road, Pembroke HM 08, Bermuda.

ITEM 2.  IDENTITY AND BACKGROUND.

        (a) through (c). This statement is filed by American International Group, Inc., a Delaware corporation ("AIG").

        On March 7, 1996 ("Effective Date"), the Securities and Exchange Commission ("SEC") declared effective the Company's registration statement on Form S-1, Registration No. 333-00088 ("Registration Statement"), pursuant to which the shareholders of the Company (other than AIG and General Re Corporation) offered for sale in an initial public offering ("IPO") 13,521,739 Common Shares. The Common Shares are listed on the Nasdaq National Market under the symbol "IPCRF" and registered by the Company under Section 12(g) of the Securities Exchange Act of 1934.

        AIG, which first sponsored the formation of the Company in 1993, owns 6,100,000 Common Shares ("AIG Common Shares") representing 24.4% of the share capital of the Company (none of which AIG Common Shares were offered for sale in the IPO), as well as an option ("Option") to purchase up to an additional 2,775,000 Common Shares (i.e., an additional 10% on a fully diluted basis, excluding employee stock options of the Company) at a purchase price of $12.7746 per share.

        A copy of the Option is attached hereto as Exhibit A and incorporated in its entirety by reference. The descriptions set forth in this Form 13D are qualified in their entirety by reference to the Option as attached hereto. In addition, reference is made to the Registration Statement, a copy of which is on file with the SEC.

        AIG is a holding company which, through its subsidiaries, is primarily engaged in a broad range of insurance and insurance-related activities and financial services in the United States and abroad. The principal executive offices of AIG are located at 70 Pine Street, New York, New York 10270.


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        Starr International Company, Inc., a private holding company incorporated in Panama ("SICO"), The Starr Foundation, a New York not-for-profit corporation ("The Starr Foundation"), and C.V. Starr & Co.,
Inc., a private holding company incorporated in Delaware ("Starr"), have the right to vote approximately 16.0%, 3.5% and 2.4%, respectively, of the outstanding common stock of AIG. the principal offices of SICO are located at 29 Richmond Road, Pembroke, Bermuda. The principal offices of The Starr Foundation and Starr are located at 70 Pine Street, New York, New York 10270. A list of the executive directors and officers ("Covered Persons") of AIG, SICO, The
Starr Foundation and Starr, their business addresses and principal occupations is attached hereto as Exhibit B. Each of the Covered Persons is a citizen of the United States, except for Messrs. Manton and Edmund Tse who are British subjects, Mr. Cohen who is a Canadian subject and Mr. Joseph Johnson who is a Bermudian subject.

        (d) and (e). During the last five years, none of AIG, SICO, The Starr Foundation and Starr, or any of the Covered Persons, has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        Pursuant to the terms of a Subscription Agreement dated June 29, 1993 by and among the Company the Company's Shareholders, AIG purchased the AIG Common Shares for US$58,560,000 in cash and received the Option. At the time of the purchase, AIG used its available working capital to purchase the AIG Common Shares.

ITEM 4. PURPOSE OF TRANSACTION.

        The purpose of the acquisition of the AIG Common Shares and the Option by AIG in 1993 was investment and the formation of the Company. The purpose of the IPO was to enable the Selling Shareholders of the Company to conclude their respective investments in the Company by selling their Common Shares into the public market.


                              PAGE 4 OF 12 PAGES

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A. ACQUISITION OF ADDITIONAL SECURITIES OF THE ISSUER

        In addition to its current ownership of the AIG Common Shares, AIG may, after the Effective Date, purchase additional Common Shares from the Company upon exercise of the Option.

        The Option entitles AIG to purchase up to 2,775,000 Common Shares at an exercise price of $12.7746 per share. The Option is exercisable once, in whole or in part, only on or after various exercise dates. If notice of exercise of the Option is not made on or prior to June 29, 2003, the Option expires. The Option has customary antidilution provisions. AIG has agreed with the Company that it will dispose of any Common Shares obtained pursuant to exercise of the Option that results in AIG becoming the holder (a "U.S. 25% Shareholder") of 25% or more of the total combined voting power or total value of the Company's capital stock within 29 days of exercise of the Option.

        In connection with the IPO, AIG also entered into a letter agreement dated March 6, 1996 ("Lock-Up Letter") with Morgan Stanley & Co. Incorporated and Merrill, Lynch, Pierce, Fenner & Smith Incorporated (acting severally on behalf of themselves and the several underwriters of the IPO), pursuant to which AIG agreed that, for a period 180 days after the Effective Date, AIG (with respect to the AIG Common Shares and Common Shares issuable upon exercise of the Option) shall not, without the prior written consent of Morgan Stanley & Co. Incorporated or Merrill, Lynch, Pierce, Fenner & Smith Incorporated:

        (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any Common Shares or any securities convertible into or exercisable or exchangeable for Common Shares, or

        (ii) enter into any swap or similar agreement that transfers, in whole or in part, the economic consequences of ownership of the Common Shares.

Notwithstanding the foregoing, AIG may engage in such transaction in certain circumstances involving either (A) sales in connectionn with an amalgamation or merger of the Company (in which the Company is not the surviving entity) or the sale of substantially


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all of the assets of the Company, or (B) sales necessary in the judgment of AIG to comply with its obligations to dispose of any Common Shares obtained pursuant to the exercise of the Option that would result in AIG becoming the holder (a "U.S. 25% Shareholder") of 25% or more of the total combined voting power or total value of the Company's capital stock.

        A copy of the Lock-Up Letter is attached as Exhibit C hereto and incorporated in its entirety by reference. The descriptions set forth in this Form 13D are qualified in their entirety by reference to the Lock-Up Letter as attached hereto.

        No additional plans or proposals are presently contemplated by AIG other than those described elsewhere in this Form.

B.  EXTRAORDINARY CORPORATE TRANSACTION

        No plans or proposals are presently contemplated by AIG with respect to any extraordinary corporate transaction involving the Company. Notwithstanding the foregoing, AIG has the right, except as described in Item 4(a) above, freely to acquire securities of the Company in any manner whatsoever and engage in any of the activities described above.


C. SALE OR TRANSFER OF A MATERIAL AMOUNT OF ASSETS OF THE ISSUER OR ANY OF ITS SUBSIDIARIES

        No plans or proposals are presently contemplated by AIG with respect to any sale or transfer of a material amount of assets of the Company and/or its subsidiaries.

D.  ANY CHANGE IN THE PRESENT BOARD OF DIRECTORS OR MANAGEMENT OF THE ISSUER

        Prior to the IPO, the number of members of the Company's Board of Directors was increased from five to seven. Thereafter, no shareholder of the Company was contractually entitled to elect any of the Board's directors, except as part of the vote of a simple majority of Common Shareholders at a duly constituted shareholder meeting of the Company. No other plans or proposals are presently contemplated by AIG with respect to any change in the Company's present board of directors or management.


                              PAGE 6 OF 12 PAGES

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E. ANY MATERIAL CHANGE IN THE PRESENT CAPITALIZATION OR DIVIDEND POLICY OF THE
   ISSUER

        No plans or proposals are presently contemplated by AIG with respect to any material change in the present capitalization or dividend policy of the Company.

F. ANY OTHER MATERIAL CHANGE IN THE ISSUER'S BUSINESS OR CORPORATE STRUCTURE

        No plans or proposals are presently contemplated by AIG with respect to any other material change in the business or corporate structure of the Company.

G. CHANGES IN THE ISSUER'S CHARTER, BY-LAWS OR INSTRUMENTS CORRESPONDING THERETO OR OTHER ACTIONS WHICH MAY IMPEDE THE ACQUISITION OF CONTROL OF THE ISSUER BY ANY PERSON

        In connection with the IPO, the Company amended its Bye-Laws to implement transfer restrictions ("Transfer Restrictions") on the capital stock of the Company designed to restrict transfers of the Common Shares that may result in the treatment of the Company as a "controlled foreign corporation" under the U.S. Internal Revenue Code of 1986 ("Code"). A copy of the Amended and Restated Bye-Laws of the Company ("Bye-Laws") is attached as Exhibit D hereto and incorporated in its entirety by reference. The descriptions set forth in this Form 13D are qualified in their entirety by reference to the Bye-Laws as attached hereto.

        Transfer Restrictions on Company Securities

        Under the Bye-Laws, the Company's directors are generally required to decline to register any transfer of Common Shares that would result in a person (or any group of which such person is a member), other than AIG and its affiliates, beneficially owning, directly or indirectly, 10% or more of the Common Shares, or in AIG and its affiliates beneficially owning, directly or indirectly, more than 25% of such Common Shares. Similar restrictions apply to the Company's ability to issue or repurchase shares other than in connection with AIG's exercise of the Option. The directors (or their designee) also may, in their absolute discretion, decline to register the transfer of any Common Shares if they have reason to believe that (i) such transfer may expose the Company, any subsidiary thereof, any


                              PAGE 7 OF 12 PAGES
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shareholder or any person ceding insurance to the Company or any such subsidiary to adverse tax or regulatory treatment in any jurisdiction of, and
(ii) registration of such transfer under the Securities Act or under any U.S. state securities laws or under the laws of any other jurisdiction is required and such registration has not been duly effected. A transferor of Common Shares will be deemed to own such shares for dividend, voting and reporting purposed until a transfer of such Common Shares has been registered on the Register of Members of the Company. The Company is authorized to request information from any holder or prospective acquiror of Common Shares as necessary to give effect to the transfer, issuance and repurchase restrictions referred to above, and may decline to effect any such transaction if complete and accurate information is not received as requested.

        Voting Rights of the Common Shares

        In addition, the Bye-Laws generally provide that any person (or any group of which such person is a member) holding, directly or by attribution, or otherwise beneficially owning Common Shares carrying 10% or more of the total voting rights attached to all of the Company's outstanding capital shares, will have the voting rights attached to its issued shares reduced so that it may not exercise more than approximately 9.9% of such total voting rights. Because of the attribution provisions of the Code and the rules of the SEC regarding determination of beneficial ownership, this requirement may have the effect of reducing the voting rights of a shareholder whether or not such shareholder directly holds 10% or more of the Common Shares. Further, the directors (or their designee) have the authority to request from any shareholder certain information for the purpose of determining whether such shareholder's voting rights are to be reduced. Failure to respond to such a notice, or submitting incomplete or inaccurate information, give the directors (or their designee) discretion to disregard all votes attached to such shareholder's Common Shares.

        Registration Rights Agreement

        As of the Effective Date, the AIG Common Shares and the Common Shares issuable upon exercise of the Option were not registered with the SEC for sale by AIG and are restricted securities. In connection with the IPO, the Company entered into a Registration Rights Agreement, pursuant to which AIG will be


                              PAGE 8 OF 12 PAGES
entitled to certain registration rights under the Securities Act with respect to the Common Shares issuable to AIG upon exercise of the Option. A copy of the Registration Rights Agreement is attached as Exhibit E hereto. Additionally, under the Lock-Up Letter, AIG has agreed (with respect to the AIG Common Shares and Common Shares issuable upon exercise of the Option) that, for a period 180 days after the Effective Date, it shall not make any demand for or exercise any right with respect to the registration of any Common Shares or any securities convertible into or exercisable or exchangeable for Common Shares.

H. CAUSING A CLASS OF SECURITIES OF THE ISSUER TO BE DELISTED FROM A NATIONAL SECURITIES EXCHANGE OR TO CEASE TO BE AUTHORIZED TO BE QUOTED IN AN INTER-DEALER QUOTATION SYSTEM OF A REGISTERED NATIONAL SECURITIES ASSOCIATION

        No plans or proposals are presently contemplated by AIG which would cause a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

I. CAUSING A CLASS OF SECURITIES OF THE ISSUER TO BECOME ELIGIBLE FOR TERMINATION OF REGISTRATION PURSUANT TO SECTION 12(g)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

        No plans or proposals are presently contemplated by AIG which would cause a class of securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

J.  ANY ACTION SIMILAR TO ANY OF THOSE ENUMERATED ABOVE

        No additional plans or proposals are presently contemplated by AIG other than those described elsewhere in this Form.

ITEM 5.  INTEREST IN SECURITIES OF ISSUER.

        (a) and (b). The information required by these paragraphs is set forth in Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D and is based upon the number of shares of Common Stock outstanding as of March 7, 1996 (25,000,000) as contained in the Registration Statement.


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        (c).  AIG, SICO, The Starr Foundation and Starr, and, to the best of
AIG's knowledge, the Covered Persons, have not engaged in any transactions in the Common Stock within the past 60 days other than in connection with a recapitalization of the capital stock of the Company prior to the IPO.

        (d) and (e).  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS & RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        Contracts, arrangements, understandings and relationships with respect to securities of the Company consist of the Option, the Lock-Up Letter, the Bye-Laws and the Registration Rights Agreement, each of which is attached as an exhibit hereto and is incorporated in its entirety by reference.

        In addition, prior to February 15, 1996, the Company and its existing shareholders were parties to a Shareholders' Agreement and a Subscription Agreement, each dated June 29, 1993, which contained, among other things, provisions relating to the corporate governance of the Company. The Company and its existing shareholders entered into a Termination Agreement on February 15, 1996 whereby, subject to consummation of the Offering, the Shareholder's Agreement and the Subscription Agreement terminated upon consummation of the IPO other than with respect to certain contingent liabilities relating to pre-termination events. The Company has agreed in the Termination Agreement to indemnify the Selling Shareholders in the IPO against certain liabilities in connection with the IPO, including liabilities under the Securities Act.

        In addition to the foregoing agreements, subsidiaries of AIG, in the ordinary course of their business, provide investment advisory, administrative and custodial services to the Company.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

        (A) Amended and Restated Option Agreement dated March 13, 1996 by and between IPC Holdings, Ltd. and American International Group, Inc.

        (B) List of the Directors and Officers of American International Group, Inc., Starr International Company,


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             Inc., The Starr Foundation and C.V. Starr & Co., Inc.,
             Their Business Addresses and Principal Occupations.

        (C)  Letter Agreement dated March 6, 1996 among American
             International Group, Inc., Morgan Stanley & Co.
             Incorporated and Merrill, Lynch, Pierce, Fenner &
             Smith Incorporated (acting on behalf of itself and the several underwriters of the IPO).

        (D)  Bye-Laws of IPC Holdings, Ltd. as at March 13, 1996.

        (E) Registration Rights Agreement dated as of March 13, 1996 by and between IPC Holdings, Ltd. and the Rightsholders identified therein (including without limitation
             American International Group, Inc.).





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                                   SIGNATURE

        After reasonsable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 9, 1996



                                        AMERICAN INTERNATIONAL GROUP, INC.


                                        By:/s/ Edward E. Matthews
                                           ------------------------
                                           Edward E. Matthews
                                           Vice Chairman - Finance




                             PAGE 12 OF 12 PAGES

                                EXHIBIT INDEX
                                -------------
Exhibit
  No.                              Description
- -------                            -----------

  (A) Amended and Restated Option Agreement dated March 13, 1996 by and between IPC Holdings, Ltd. and American International Group, Inc.

  (B) List of the Directors and Officers of American International Group, Inc., Starr International Company, Inc., The Starr Foundation and C.V. Starr & Co., Inc., Their Business Addresses and Principal Occupations.

  (C) Letter Agreement dated March 6, 1996 among American International Group, Inc., Morgan Stanley & Co. Incorporated and Merrill, Lynch, Pierce, Fenner & Smith Incorporated (acting on behalf of itself and the several underwriters of the IPO).

  (D)       Bye-Laws of IPC Holdings, Ltd. as at March 13, 1996.

  (E) Registration Rights Agreement dated as of March 13, 1996 by and between IPC Holdings, Ltd. and the Rightsholders identified therein (including without limitation American International Group, Inc.).